UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

FORM T-3

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

Mood Media Corporation

(the “Issuer”)

(Name of Applicant)

1703 W. Fifth Street
Suite 600
Austin, Texas 78703

(Address of principal executive offices)

Securities to be Issued Under the Indentures to be Qualified

Title of Class	Amount
Second-Priority Senior Secured PIK Notes of the Issuer due 2024	$175,000,000

Approximate date of proposed public offering:

Upon the completion of the Arrangement (as defined herein), which the Applicant and Co- Applicants expect will occur on or about June 28, 2017

Name and address of agent for service:

Michael Zendan II
Executive Vice President, General Counsel and Chief Administrative Officer
3318 Lakemont Blvd.
Fort Mill, South Carolina 29708

With copies to:

Richard Aftanas, P.C.
Brian Hecht
Kirkland & Ellis LLP
601 Lexington Avenue
New York, New York 10022

The obligors hereby amend this Application (“Application”) for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the obligors.

Table of Co-Applicants

Mood Media North America Holdings Corp.
ServiceNET Exp, LLC
Technomedia NY, LLC
Convergence, LLC
Technomedia Solutions, LLC
Mood Media North America, LLC
DMX Holdings, LLC
DMX, LLC
DMX Residential Holdings, LLC
DMX Residential, LLC
Mood US Acquisition1, LLC
Muzak Holdings LLC
Muzak LLC
Muzak Capital, LLC
Mood Media Holdings, LLC
Mood Media Borrower, LLC
Mood Media Co-Issuer, Inc.

GENERAL

ITEM 1.  General Information.

•                  Mood Media Corporation (the “Issuer”) is a corporation continued under the federal laws of Canada as of June 17, 2008 as Fluid Music Canada, Inc., which subsequently changed its name to “Mood Media Corporation”;

•                  Mood Media North America Holdings Corp. is a corporation existing under the laws of Delaware;

•                  ServiceNET Exp, LLC is a limited liability company existing under the laws of Florida;

•                  Technomedia NY, LLC is a limited liability company existing under the laws of Florida;

•                  Convergence, LLC is a limited liability company existing under the laws of Florida;

•                  Technomedia Solutions, LLC is a limited liability company existing under the laws of Florida;

•                  Mood Media North America, LLC is a limited liability company existing under the laws of Delaware;

•                  DMX Holdings, LLC is a limited liability company existing under the laws of Delaware;

•                  DMX, LLC is a limited liability company existing under the laws of Texas;

•                  DMX Residential Holdings, LLC is a limited liability company existing under the laws of Texas;

•                  DMX Residential, LLC is a limited liability company existing under the laws of Texas;

•                  Mood US Acquisition1, LLC is a limited liability company existing under the laws of Delaware;

•                  Muzak Holdings LLC is a limited liability company existing under the laws of Delaware;

•                  Muzak LLC is a limited liability company existing under the laws of Delaware;

•                  Muzak Capital, LLC is a limited liability company existing under the laws of Delaware;

•                  Mood Media Holdings, LLC is a limited liability company existing under the laws of Delaware;

•                  Mood Media Borrower, LLC is a limited liability company existing under the laws of Delaware; and

•                  Mood Media Co-Issuer, Inc. is a corporation existing under the laws of Delaware.

ITEM 2.  Securities Act exemption applicable.

The Issuer, AP Mixtape Holdings, L.P. (“Apollo Sponsor”) and FS Investment Corporation, FS Investment Corporation II, Cobbs Creek LLC, Juniata River LLC, Race Street Funding LLC and Blackstone/GSO Strategic Credit Fund (each, a “GSO Sponsor” and, collectively, the “GSO Sponsors” and, together with the Apollo Sponsor, the “Sponsors”) have agreed to a transaction to be effected pursuant to a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act (the “CBCA”) pursuant to which all of the outstanding common shares of the Issuer (the “Company Common Shares”) will be acquired and redeemed by the Issuer for CDN$0.17 in cash per Company Share and all 9.25% senior notes due 2020 of the Issuer (the “Company Notes”) will be exchanged for consideration, per $1,000 principal amount, consisting of $500 aggregate principal amount of new second lien notes issued by Mood Media Corporation (the “New Company Notes”), which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of new second lien notes (the “Substituted New Company Notes”) issued by Mood Media Borrower, LLC (the “Substituted Issuer”), an indirect wholly owned subsidiary of the Issuer, and Mood Media Co-Issuer, Inc. (the “Substituted Co-Issuer” and together with the Substituted Issuer, the “Substituted Issuers”) and up to 175 new common shares of the Issuer (the “New Company Common Shares”), as well as additional consideration in the form of additional New Company Common Shares to the extent applicable. Mood Media Corporation and Mood Media Holdings, LLC will not be obligors of the Substituted New Company Notes.

Subject to certain terms and conditions, holders of Company Notes (the “Company Noteholders”) will receive per $1,000 aggregate principal amount of Company Notes:

(i)                                     if the Company Noteholder is a Funding Company Noteholder (as defined in the Notice of Company Meetings and Management Information Circular, dated May 18, 2017 (the “Circular”) attached hereto as Exhibit T3E.1), (1) $500 aggregate principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes, (2) 175 New Company Common Shares and (3) certain additional consideration in the form of New Company Common Shares, or

(ii)                                  if the Company Noteholder is not a Funding Company Noteholder, (1) $500 principal amount of New Company Notes, which will subsequently be redeemed by delivery of a corresponding aggregate principal amount of Substituted New Company Notes and (2) 150 New Company Common Shares.

The New Company Notes will be issued under an indenture (the “New Company Notes Indenture”) to be qualified by this Application for Qualification (this “Application”). For more detailed information on the New Company Notes Indenture, see Item 8 of this Application.

The Substituted New Company Notes will be issued under an indenture (the “Substituted New Company Notes Indenture”) to be qualified by a separate Application.

The issuance of the New Company Notes and Substituted New Company Notes pursuant to the Arrangement is being effected in reliance on an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the “1933 Act”), afforded by Section 3(a)(10) thereof. Section 3(a)(10) of the 1933 Act provides an exemption from the registration provisions of the 1933 Act for, in relevant part:

“… any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests, where the terms and conditions of such issuance are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court…”

The main elements of the Section 3(a)(10) exemption are set forth below.  As described in Circular, each of these elements will be satisfied in connection with the issuance of the New Company Notes and Substituted New Company Notes.  In particular:

(i)                                    The securities must be issued in exchange for securities, claims, or property interests.

The New Company Notes and Substituted New Company Notes will be issued in exchange, in part, for the Company Notes pursuant to the Arrangement.

(ii)                                A court or authorized governmental entity must approve the fairness of the terms and conditions of the exchange.

Meetings of the Company Shareholders and Company Noteholders have been held for the purpose of voting on the Arrangement. The Arrangement has been approved by the Company Shareholders and Company Noteholders at such meetings and certain other approvals have been obtained. Accordingly, the Issuer has applied to the Ontario Superior Court of Justice (Commercial List), (the “Court”) for a hearing for the purpose of obtaining an order of the Court approving the Arrangement (the “Fairness Hearing”). At the Fairness Hearing, the Court will consider, among other things, the fairness and reasonableness of the Arrangement to affected stakeholders, including Company Shareholders and Company Noteholders.

(iii)                            The reviewing court or authorized governmental entity must find, before approving the transaction, that the terms and conditions of the exchange are fair to those to whom securities will be issued and be advised before the hearing that the issuer will rely on the Section 3(a)(10) exemption based on the court’s or authorized governmental entity’s approval of the transaction.

The Arrangement is subject to the approval of the Court. It is anticipated that the Court will rule on the fairness of the Arrangement to the affected stakeholders, including Company Shareholders and Company Noteholders. The Court has been advised that its ruling will be the basis for claiming an exemption from registration under the 1933 Act with respect to both the New Company Notes and the Substituted New Company Notes by reason of the exemption afforded by Section 3(a)(10) thereof.

(iv)                             The court or authorized governmental entity must hold a hearing before approving the fairness of the terms and conditions of the transaction.

Effectiveness of the Arrangement is subject to the approval of the Court following the Fairness Hearing described above.

(v)                                 A governmental entity must be expressly authorized by law to hold the hearing, although it is not necessary that the law require the hearing.

The Court is expressly authorized to hold the Fairness Hearing pursuant to Section 192 of the Canada Business Corporations Act.

(vi)                             The fairness hearing must be open to everyone to whom securities would be issued in the proposed exchange.

The Fairness Hearing will be held by the Court in open court.  Any Company Shareholders, Company Noteholders or other interested party who wishes to participate, or to be represented, or to present evidence or argument, may do so, subject to filing with the Court and serving upon the attorneys of the Issuer a notice of appearance and satisfying any other requirements of the Court.

(vii)                         Adequate notice must be given to everyone to whom securities would be issued in the proposed exchange.

Notice of the date and time of the Fairness Hearing has been provided to all Company Shareholders and Company Noteholders in the Circular.

(viii)                     There cannot be any improper impediments to the appearance at the hearing by those persons.

There will be no impediments to the appearance of any Company Shareholders, Company Noteholders or other interested party at the Fairness Hearing.

AFFILIATIONS

ITEM 3.  Affiliates.

Set forth below is a structure chart and diagram of the Issuer and Substituted Issuer after completion of the Arrangement (all capitalized terms are used as defined in the Circular):

Mood Media Corporation - Issuer (Delaware)
Mood Media Holdings, LLC (Delaware)
Mood Media Borrower, LLC - Substituted Issuer (Delaware)
Mood Media (Beijing) Technology Co., Ltd. (China)
Mood Media Co-Issuer, Inc. (Delaware)
Mood Media North America, LLC (Delaware)
Mood Media North America Holdings Corp. FKA Panther-LionHoldings Corp. (Delaware)
ServiceNet Exp, LLC (Florida)
Mood US Acquisition1, LLC (Delaware)
DMX Holdings, LLC (Delaware)
Technomedia Solutions, LLC (Florida)
Convergence, LLC (Florida)
Technomedia NY, LLC (Florida)
Mood Media Group (Lux) S.à r.l. (Luxembourg)
Muzak Holdings LLC (Delaware)
DMX, LLC (Texas)
Mood Media Entertainment International Ltd. (UK)
Mood Media Group, SA (Luxembourg)
Muzak LLC (Delaware)
DMX Residential Holdings, LLC (Texas)
DMX Music Canada, Inc. (Yukon)
AEI Holding Inc. (Cayman)
Mood Media International Structure
Muzak Capital, LLC (Delaware)
DMX Residential, LLC (Texas)
AEI Collingham Holdings Co. Ltd. (Cayman)
Lifestyle TV SRL (Argentina)
DMX MUSIC DO Brasil LTDA (Brazil)
Anticipated Borrower (Substituted New Company Notes)
Anticipated Borrower (New Credit Facility)
Anticipated Guarantor (Substituted New Company Notes)
Anticipated Guarantor (New Credit Facility)

All ownership percentages are 100%, with the following exceptions:

<u>Mood Media Entertainment Ltd.</u>
94.2% owned by Mood Media Corporation
5.8% owned by DMX Music Canada, Inc.
.001% owned by Somerset Entertainment GP Inc.

<u>Lifestyle TV SRL</u>
95% owned by AEI Collingham Holdings Co. Ltd.
5% owned by DMX, LLC

MANAGEMENT AND CONTROL

ITEM 4.  Directors and executive officers.  The following table sets forth the names of, and all offices held by, all executive officers and directors (as defined in Sections 303(5) and 303(6) of the Trust Indenture Act of 1939), respectively, of the Applicants as of the date of this application.

Mood Media Corporation (pre-Arrangement)

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President, Chief Executive Officer and Director
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Chief Executive Officer
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President, In-Store Media
Randal J. Rudniski	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President, Investor Relations and Global Business Development
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President, Chief Administrative Officer and General Counsel
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President, Global Taxation
Kevin Dalton	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director
Jan Heppe	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director
Richard Kronengold	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street	Director

Toronto, Ontario M5L 1B9
Ross Levin	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director
Gary Shenk	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director
Harvey Solursh	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director
Richard Warren	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director
Scott Williams	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director

David Richards	c/o Stikeman Elliott LLP 5300 Commerce Court West 199 Bay Street Toronto, Ontario M5L 1B9	Director

Mood Media Corporation (post-Arrangement)

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President, Chief Executive Officer and Director
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Chief Financial Officer
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President, In-Store Media
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President, Global Taxation
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President, Chief Administrative Officer and General Counsel
David Sambur	c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Director
Reed Rayman	c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Director
Lee Solomon	c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Director
Salim Hirji	c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Director
Eric Nadan	c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Director
Gordon McKemie	c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas	Director

New York, NY 10019-6064

Mood Media North America Holdings Corp.

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President and Director
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President, Secretary and Treasurer
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President, Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President

ServiceNET Exp, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
John J. Miceli	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Alex Brenner	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary

Technomedia NY, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
John J. Miceli	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Alex Brenner	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary

Convergence, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager

Gary Turchin	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President
Kenneth Taht	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Alex Brenner	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary

Technomedia Solutions, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
John J. Miceli	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	President and Chief Executive Officer
Gary Turchin	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President Production
Kenneth Taht	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President Creative
Joni McElwee	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President Operations
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Alex Brenner	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary

Mood Media North America, LLC

Name	Address	Office
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager, Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

DMX Holdings, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

DMX, LLC

Name	Address	Office
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager, Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

DMX Residential Holdings, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett, Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager, Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President

Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

DMX Residential, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett, Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager, Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

Mood US Acquisition1, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager and President
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager, Vice President, Secretary and Treasurer
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President, Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President

Muzak Holdings LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Thomas L. Garrett, Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary

Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

Muzak LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Director
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Director, Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

Muzak Capital, LLC

Name	Address	Office
Steven K. Richards	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Manager
Kenneth Eissing	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Operating Officer and President
R. Dodd Haynes	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer and Treasurer
James McFelea	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Executive Vice President and Secretary
Melanie McCool	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President and Secretary
Harris Loring	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Vice President
Jason Carlson	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Controller

Mood Media Holdings, LLC

Name	Address	Office
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer

Mood Media Borrower, LLC

Name	Address	Office
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer

Mood Media Co-Issuer, Inc.

Name	Address	Office
Michael F. Zendan II	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Secretary
Thomas L. Garrett Jr.	1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Chief Financial Officer

ITEM 5.  Principal owners of voting securities.

The following sets forth information as to each person owning 10% or more of the voting securities of Applicants as of June 21, 2017:

Mood Media Corporation (pre-Arrangement)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Arbiter Partners Capital Management, LLC 530 Fifth Avenue 20th Floor New York, NY 10036	Common Shares	32,128,324	17.5%

Fidelity Management & Research Company, Pyramis Global Advisors, LLC, Pyramis Global Advisors Trust Company, Strategic Advisors Incorporated, FIL Limited, Crosby Advisors LLC, and Fidelity SelectCo, LLC 483 Bay Street, Suite 300 Toronto, Ontario M5G 2N7	Common Shares	20,482,664	11.2%

Mood Media Corporation (post-Arrangement, assuming a New Capital Offering Amount of $50 million and the participation of 0% of the Non-Sponsor Company Noteholders)

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Apollo Sponsor c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Common Shares	67,950,972	48.85%

GSO Sponsors c/o Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064	Common Shares	48,651,953	34.98%

Mood Media North America Holdings Corp.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media Corporation 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Common Shares	401	100%

ServiceNET Exp, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Technomedia NY, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Convergence, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Technomedia Solutions, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Mood Media North America, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

DMX Holdings, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

DMX, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DMX Holdings, LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

DMX Residential Holdings, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DMX, LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

DMX Residential, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
DMX Residential Holdings, LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Mood US Acquisition1, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood Media North America Holdings Corp. 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Muzak Holdings LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mood US Acquisition1, LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Muzak LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Muzak Holdings LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Muzak Capital, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Muzak LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership units	100%

Mood Media Holdings, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities
Mood Media Corporation 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership interest	100%

Mood Media Borrower, LLC

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities
Mood Media Holdings, LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Membership Interest	100% of membership interest	100%

Mood Media Co-Issuer, Inc.

Name and Complete Mailing Address	Title of Class Owned	Amount Owned	Percentage of Voting Securities
Mood Media Borrower, LLC 1703 W. Fifth Street, Suite 600 Austin, Texas 78703	Common Stock	100% of common stock	100%

UNDERWRITERS

ITEM 6.  Underwriters.

(a)  None.

(b)  There are no underwriters for the securities proposed to be issued.

CAPITAL SECURITIES

ITEM 7.  Capitalization.

(a) The following sets forth information as of June 21, 2017:

Mood Media Corporation (pre-Arrangement)

Title of Class	Amount Authorized	Amount Outstanding

Common Shares	Unlimited	183,694,082

Preferred Shares	Unlimited	Nil.

Each Company Common Share entitles the holder to receive notice of any meetings of shareholders of the Issuer, to attend and to vote at all such meetings. All Company Common Shares have equal voting rights, with one vote per Company Common Share on all matters submitted to the shareholders for their consideration. The Company Common Shares do not have cumulative voting rights.

Subject to the Issuer’s constating documents, the board of directors of the Issuer will, prior to issue, fix the number of preferred shares of each series and determine the designation, rights, privileges, restrictions and conditions attaching to the preferred shares of each series, including, without limitation, the right to receive dividends (which may be cumulative, non-cumulative or partially cumulative, and variable or fixed), the currency of the payment of dividends (if any), the rights of redemption, as well as the rights of retraction (if any) and the prices and other terms and conditions of any rights of retraction, any voting rights, any conversion rights, any rights to receive the remaining property of the Issuer upon dissolution, liquidation or winding-up, any sinking fund or purchase fund and any other provision attaching to any such series of the preferred shares.

Mood Media Corporation (post-Arrangement, assuming a New Capital Offering Amount of $50 million and the participation of 0% of the Non-Sponsor Company Noteholders.)

Title of Class	Amount Authorized	Amount Outstanding

Common Stock	225,000,000	139,098,927

Preferred Stock	50,000,000	Nil.

The holders of New Company Common Shares shall be entitled to one vote for each New Company Common Share on all matters required or permitted to be voted on by stockholders of Mood Media Corporation under the General Corporate Law of Delaware. The New Company Common Shares shall be subject to all of the rights, privileges, preferences and priorities, if any, of the holders of any outstanding series of New Company Preferred Stock.

The board of directors of Mood Media Corporation will be expressly authorized, by resolution or resolutions, to provide, out of the authorized and unissued shares of New Company Preferred Stock, for one or more series of New Company Preferred Stock and, with respect to each such series, to fix the voting rights, if any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of each such series of New Company Preferred Stock, and the number of shares constituting such series. Unless otherwise provided in any such resolution or resolutions providing for one or more series of New Company Preferred Stock, (a) the number of shares of each such series may be increased or decreased (but not below the number of shares thereof then outstanding), and (b) the voting rights, if any, designations, powers, preferences and the relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions, of each series of New Company Preferred Stock may differ from those of any and all other series at any time outstanding.

Mood Media North America Holdings Corp.

Title of Class	Amount Authorized	Amount Outstanding

Common Stock	1,000 Shares	401

Holders of common stock shall be entitled to one vote per share. No stockholder shall be entitled to exercise any right of cumulative voting.

ServiceNET Exp, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Technomedia NY, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Convergence, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Technomedia Solutions, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood Media North America, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX Holdings, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX Residential Holdings, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

DMX Residential, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood US Acquisition1, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Muzak Holdings LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Muzak LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Muzak Capital, LLC

Title of Class	Amount Authorized	Amount Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood Media Holdings, LLC

Title of Class	Amounts Authorized	Amounts Outstanding

Membership Interest	Unlimited	100% of Membership Units

Mood Media Borrower, LLC

Title of Class	Amounts Authorized	Amounts Outstanding

Membership Interest	Unlimited	100% of Membership Units

Sole Member has all voting rights of securities.

Mood Media Co-Issuer, Inc.

Name	Address	Office

Common Stock	100 shares	100 shares

All common stock is held by Mood Media Borrower, LLC.

(b)  See above at Item 7(a).

INDENTURE SECURITIES

ITEM 8.  Analysis of indenture provisions.

New Company Notes Indenture

Analysis of Indenture Provisions

The New Company Notes will be issued under the Indenture, among the Issuer, the subsidiary guarantors party thereto and The Bank of New York Mellon, as trustee (the “Trustee”) and as collateral agent. The following is a general description of certain provisions of the Indenture, and the description is qualified in its entirety by reference to the form of Indenture to be filed as Exhibit T3C.1 hereof. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Company Notes Indenture.

(a)                                 Events of Default; Withholding of Notice of Default.

The occurrence of any of the following events will constitute an Event of Default under the Indenture:

(i)                                     there is a default in any payment of interest on any Note when the same becomes due and payable, and such default continues for a period of 30 days;

(ii)                                  there is a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(iii)                               there is a failure by the Issuer to comply for 120 days after receipt of written notice given by the Trustee or the holders of not less than 30% in aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with any of its obligations, covenants or agreements in Section 4.02 of the Indenture;

(iv)                              there is a failure by the Issuer or any Restricted Subsidiary fir for 60 days after written notice given by the Trustee or the holders of not less than 30% in the aggregate principal amount of the Notes then outstanding (with a copy to the Trustee) to comply with its other obligations, covenants or agreements (other than a default referred to in clauses (a), (b) and (c) above) contained in the Notes or the Indenture;

(v)                                 there is a failure by the Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary or any Permitted Securitization Financing) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $75.0 million or its foreign currency equivalent;

(vi)                              the Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary) (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) pursuant to or within the meaning of any Bankruptcy Law:

(1)                     commences a voluntary case;

(2)                     consents to the entry of an order for relief against it in an involuntary case;

(3)                     consents to the appointment of a Custodian of it or for any substantial part of its property; or

(4)                     makes a general assignment for the benefit of its creditors or takes any comparable action under any foreign laws relating to insolvency;

(vii)                           a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(1)                     is for relief against the Issuer or any Significant Subsidiary in an involuntary case;

(2)                     appoints a Custodian of the Issuer or any Significant Subsidiary or for any substantial part of their property; or

(3)                     orders the winding up or liquidation of either the Issuer or any Significant Subsidiary;

or any similar relief is granted under any foreign laws and the order or decree remains unstayed and in effect for 60 days;

(viii)                        there is a failure by the Issuer or any Significant Subsidiary (other than any Special Purpose Securitization Subsidiary)  (or any group of Subsidiaries that together would constitute a Significant Subsidiary, other than any Special Purpose Securitization Subsidiary) to pay final judgments aggregating in excess of $75.0 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days;

(ix)                              the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or the Issuer or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under the Indenture or any Subsidiary Guarantee with respect to the Notes (except as contemplated by the terms thereof) and such Default continues for 10 days;

(x)                                 unless such Liens have been released in accordance with the provisions of the Indenture, the Security Documents or the Intercreditor Agreements, the Liens in favor of the holders of the Notes with respect to all or substantially all of the Collateral cease to be valid or enforceable and such Default continues for 30 days; or

(xi)                              the failure by the Issuer or any Subsidiary Guarantor to comply for 60 days after notice to the Issuer with their other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole.

The foregoing shall constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (iii), (iv) or (xi) above shall not constitute an Event of Default until the Trustee or the holders of at least 30% in aggregate principal amount of outstanding Notes notify the Issuer, with a copy to the Trustee, of the default and the Issuer does not cure such default within the time specified in clauses (iii), (iv) or (xi) hereof after receipt of such notice.  Such notice must specify the Default, demand that it be remedied and state that such notice is a “Notice of Default.”  The Issuer shall deliver to the Trustee, within five Business Days after the occurrence thereof, written notice in the form of an Officer’s Certificate executed by the Issuer of any event which is, or with the giving of notice or the lapse of time or both would become, an Event of Default, its status and what action the Issuer is taking or proposes to take with respect thereto.

If an Event of Default (other than an Event of Default specified in clauses (vi) or (vii) above with respect to the Issuer) occurs and is continuing, the Trustee by notice to the Issuer or the holders of at least 30% in aggregate principal amount of outstanding Notes by notice to the Issuer (with a copy to the Trustee) may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable.  Upon such a declaration, such principal and interest shall be due and payable immediately.  If an Event of Default specified in clauses (vi) or (vii) above with respect to the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders.  Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (v) above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Provided the Notes are not then due and payable by reason of a declaration of acceleration, the holders of a majority in principal amount of the Notes then outstanding by written notice to the Trustee may waive an existing Default and its consequences except (a) a Default in the payment of the principal of or interest on a Note, (b) a Default arising from the failure to redeem or purchase any Note when required pursuant to the terms of the Indenture or (c) a Default in respect of a provision that under Section 9.02 of the Indenture cannot be amended without the consent of each holder affected.  When a Default is waived, it is deemed cured and the Issuer, the Trustee and the holders will be restored to their former positions and rights under the Indenture, but no such waiver shall extend to any subsequent or other Default or impair any consequent right.

If a Default occurs and is continuing and is actually known to a Trust Officer, the Trustee shall mail, or deliver electronically if held by the Depository, to each holder of the Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee at the Corporate Trust Office.  Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Note, the Trustee may withhold notice if and so long as it in good faith determines that withholding notice is in the interests of the noteholders.  The Issuer is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year and whether such Default is continuing and, if so, proposed steps to cure such Default.  The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

(b)                                 Release of Collateral.

Notwithstanding anything to the contrary in the Security Documents or the Intercreditor Agreements, Collateral may be released from the Lien and security interest created by the Security Documents to secure the Notes and Obligations under the Indenture at any time or from time to time in accordance with the provisions of the Intercreditor Agreements or the Security Documents or as provided in the Indenture.  The applicable assets included in the Collateral shall be automatically released from the Liens securing the Notes, and the applicable Subsidiary Guarantor shall be automatically released from its obligations under the Indenture and the Security Documents, under any one or more of the following circumstances or any applicable circumstance as provided in the Intercreditor Agreements or the Security Documents:

(1)                                 to enable the Issuer or any Subsidiary Guarantor to consummate the disposition (other than any disposition to the Issuer or another Subsidiary Guarantor) of such property or assets to the extent not prohibited under Section 4.06 of the Indenture;

(2)                                 in respect of the property and assets of a Subsidiary Guarantor, upon the release or discharge of the Subsidiary Guarantee of such Subsidiary Guarantor in accordance with Section 12.02(b) of the Indenture;

(3)                                 in respect of the property and assets of the Issuer, upon the release or discharge of the Issuer’s Notes Obligations in accordance with the Indenture;

(4)                                 in respect of any property and assets securing the First Priority Lien Obligations, upon the release of the security interests securing such assets or property securing any First Priority Lien Obligations, other than in connection with a Discharge of Senior Lender Claims;

(5)                                 as provided in the Intercreditor Agreements with respect to enforcement actions by the holders of First Priority Lien Obligations;

(6)                                 pursuant to an amendment or waiver in accordance with Article IX of the Indenture; and

(7)                                 if the Notes have been discharged or defeased pursuant to Section 8.01 of the Indenture.

(c)                                  Satisfaction and Discharge.

The Indenture shall be discharged and shall cease to be of further effect (except as to surviving rights and immunities of the Trustee and rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(i)                                     either (A) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (B) all of the Notes not delivered to the Trustee for cancellation (1) have become due and payable, (2) will become due and payable at their Stated Maturity within one year, (3) have been redeemed pursuant to a redemption by delivery of the Substituted New Company notes pursuant to the terms of the Indenture or (4) if redeemable at the option of the Issuer pursuant to paragraph 5 of the Note (other than pursuant to a redemption by delivery of the Substituted New Company notes pursuant to the terms of the Indenture), are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit (in the case of Notes that have become due and payable) or to the date of maturity or redemption, as applicable, together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(ii)                                  the Issuer and/or the Subsidiary Guarantors have paid all other sums due and payable under the Indenture; and

(iii)                               the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

(d)                                 Evidence of Compliance with Conditions and Covenants.

The Issuer shall deliver to the Trustee within 120 days after the end of each fiscal year of the Issuer, beginning with the fiscal year ending December 31, 2017, an Officer’s Certificate stating whether or not the signer knows of any Default that occurred during such period.  If such Officer does, the certificate shall describe the Default, its status and what action the Issuer is taking or proposes to take with respect thereto.  The Issuer shall also comply with Section 314(a)(4) and 314(b) of the TIA.  The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

ITEM 9.  Other obligors.

Other than the Issuer and the Subsidiary Guarantors named herein, no other person is an obligor with respect to the New Company Notes.

Contents of application for qualification. This application for qualification comprises —

(a) Pages numbered 1 to 32, consecutively.

(b) The statement of eligibility and qualification of the trustee on Form T-1 (included as Exhibit 25.1 hereto).

(c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

Exhibit Number	Document

Exhibit T3A.1	Articles of Continuance of Mood Media Corporation**

Exhibit T3A.2	Articles of Incorporation of Mood Media North America Holdings Corp.**

Exhibit T3A.3	Articles of Formation of ServiceNET Exp, LLC**

Exhibit T3A.4	Articles of Formation of Technomedia NY, LLC**

Exhibit T3A.5	Articles of Formation of Convergence, LLC**

Exhibit T3A.6	Articles of Formation of Technomedia Solutions, LLC**

Exhibit T3A.7	Articles of Formation of Mood Media North America, LLC**

Exhibit T3A.8	Articles of Formation of DMX Holdings, LLC**

Exhibit T3A.9	Articles of Formation of DMX, LLC**

Exhibit T3A.10	Articles of Formation of DMX Residential Holdings, LLC**

Exhibit T3A.11	Articles of Formation of DMX Residential, LLC**

Exhibit T3A.12	Articles of Formation of Mood US Acquisition1, LLC**

Exhibit Number	Document

Exhibit T3A.13	Articles of Formation of Muzak Holdings LLC**

Exhibit T3A.14	Articles of Formation of Muzak LLC**

Exhibit T3A.15	Articles of Formation of Muzak Capital, LLC**

Exhibit T3A.16	Certificate of Formation of Mood Media Borrower, LLC**

Exhibit T3A.17	Certificate of Incorporation of Mood Media Co-Issuer, Inc.**

Exhibit T3A.18	Certificate of Formation of Mood Media Holdings, LLC**

Exhibit T3B.1	Bylaws of Mood Media Corporation**

Exhibit T3B.2	Bylaws of Mood Media North America Holdings Corp.**

Exhibit T3B.3	Bylaws of ServiceNET Exp, LLC**

Exhibit T3B.4	Bylaws of Technomedia NY, LLC**

Exhibit T3B.5	Bylaws of Convergence, LLC**

Exhibit T3B.6	Bylaws of Technomedia Solutions, LLC**

Exhibit T3B.7	Bylaws of Mood Media North America, LLC**

Exhibit T3B.8	Bylaws of DMX Holdings, LLC**

Exhibit T3B.9	Bylaws of DMX, LLC**

Exhibit T3B.10	Bylaws of DMX Residential Holdings, LLC**

Exhibit T3B.11	Bylaws of DMX Residential, LLC**

Exhibit T3B.12	Bylaws of Mood US Acquisition1, LLC**

Exhibit T3B.13	Bylaws of Muzak Holdings LLC**

Exhibit T3B.14	Bylaws of Muzak LLC**

Exhibit T3B.15	Bylaws of Muzak Capital, LLC**

Exhibit T3B.16	Bylaws of Mood Media Co-Issuer, Inc.**

Exhibit T3B.17	Bylaws of Mood Media Borrower, LLC

Exhibit T3B.18	Bylaws of Mood Media Holdings, LLC

Exhibit T3C.1

Form of New Company Notes Indenture among Mood Media Corporation, as Issuer, each of the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon, as Trustee and Collateral Agent (included as Appendix L to Exhibit T3E.1)**

Exhibit T3C.2	[Reserved]

Exhibit T3D	Interim Order of the Ontario Superior Court of Justice (Commercial List) (included as Appendix D to Exhibit T3E.1)**

Exhibit T3E.1	Notice of Company Meetings and Management Information Circular, dated May 18, 2017**

Exhibit T3F	Cross-reference sheet (Included in Exhibit T3C.1)**

Exhibit 25.1	Statement of eligibility on Form T-1 of The Bank of New York Mellon, as Trustee with respect to the Form of Indenture for Mood Media Corporation as issuer and listed as Exhibit T3C.1 above**

Exhibit 25.2	[Reserved]

**  Previously filed.

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, each of the Applicants below, corporations or limited liability companies, as applicable, organized and existing under the federal laws of Canada, the laws of Delaware, the laws of Florida and the laws of Texas, as applicable have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in in the city of Austin, and State of Texas, on the 22nd day of June, 2017.

(SEAL)			MOOD MEDIA CORPORATION

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive VP, General Counsel, CAO

(SEAL)			MOOD MEDIA NORTH AMERICA HOLDINGS CORP.

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Vice President and Secretary

(SEAL)			SERVICENET EXP, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Secretary

(SEAL)			TECHNOMEDIA NY, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Secretary

(SEAL)			CONVERGENCE, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Secretary

(SEAL)			TECHNOMEDIA SOLUTIONS, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
		Sharon Costner		Name:	Michael F. Zendan II
	Name:			Title:	Secretary

(SEAL)			MOOD MEDIA NORTH AMERICA, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			DMX HOLDINGS, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			DMX, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			DMX RESIDENTIAL HOLDINGS, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			DMX RESIDENTIAL, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			MOOD US ACQUISITION1, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Vice President and Secretary

(SEAL)			MUZAK HOLDINGS LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			MUZAK LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			MUZAK CAPITAL, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Executive Vice President and Secretary

(SEAL)			MOOD MEDIA HOLDINGS, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Secretary

(SEAL)			MOOD MEDIA BORROWER, LLC

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Secretary

(SEAL)			MOOD MEDIA CO-ISSUER, INC.

Attest:		/s/ Sharon Costner	By:		/s/ Michael F. Zendan II
	Name:	Sharon Costner		Name:	Michael F. Zendan II
				Title:	Secretary

EXHIBITS

EXHIBIT INDEX

Exhibit Number	Document

Exhibit T3A.1	Articles of Continuance of Mood Media Corporation**

Exhibit T3A.2	Articles of Incorporation of Mood Media North America Holdings Corp.**

Exhibit T3A.3	Articles of Formation of ServiceNET Exp, LLC**

Exhibit T3A.4	Articles of Formation of Technomedia NY, LLC**

Exhibit T3A.5	Articles of Formation of Convergence, LLC**

Exhibit T3A.6	Articles of Formation of Technomedia Solutions, LLC**

Exhibit T3A.7	Articles of Formation of Mood Media North America, LLC**

Exhibit T3A.8	Articles of Formation of DMX Holdings, LLC**

Exhibit T3A.9	Articles of Formation of DMX, LLC**

Exhibit T3A.10	Articles of Formation of DMX Residential Holdings, LLC**

Exhibit T3A.11	Articles of Formation of DMX Residential, LLC**

Exhibit T3A.12	Articles of Formation of Mood US Acquisition1, LLC**

Exhibit T3A.13	Articles of Formation of Muzak Holdings LLC**

Exhibit T3A.14	Articles of Formation of Muzak LLC**

Exhibit T3A.15	Articles of Formation of Muzak Capital, LLC**

Exhibit T3A.16	Certificate of Formation of Mood Media Borrower, LLC**

Exhibit T3A.17	Certificate of Incorporation of Mood Media Co-Issuer, Inc.**

Exhibit T3A.18	Certificate of Formation of Mood Media Holdings, LLC**

Exhibit T3B.1	Bylaws of Mood Media Corporation**

Exhibit T3B.2	Bylaws of Mood Media North America Holdings Corp.**

Exhibit T3B.3	Bylaws of ServiceNET Exp, LLC**

Exhibit T3B.4	Bylaws of Technomedia NY, LLC**

Exhibit T3B.5	Bylaws of Convergence, LLC**

Exhibit T3B.6	Bylaws of Technomedia Solutions, LLC**

Exhibit T3B.7	Bylaws of Mood Media North America, LLC**

Exhibit T3B.8	Bylaws of DMX Holdings, LLC**

Exhibit T3B.9	Bylaws of DMX, LLC**

Exhibit T3B.10	Bylaws of DMX Residential Holdings, LLC**

Exhibit T3B.11	Bylaws of DMX Residential, LLC**

Exhibit T3B.12	Bylaws of Mood US Acquisition1, LLC**

Exhibit T3B.13	Bylaws of Muzak Holdings LLC**

Exhibit T3B.14	Bylaws of Muzak LLC**

Exhibit T3B.15	Bylaws of Muzak Capital, LLC**

Exhibit T3B.16	Bylaws of Mood Media Co-Issuer, Inc.**

Exhibit T3B.17	Bylaws of Mood Media Borrower, LLC

Exhibit T3B.18	Bylaws of Mood Media Holdings, LLC

Exhibit T3C.1

Form of New Company Notes Indenture among Mood Media Corporation, as Issuer, each of the Subsidiary Guarantors party thereto from time to time and The Bank of New York Mellon, as Trustee and Collateral Agent (included as Appendix L to Exhibit T3E.1)**

Exhibit T3C.2	[Reserved]

Exhibit Number	Document

Exhibit T3D	Interim Order of the Ontario Superior Court of Justice (Commercial List) (included as Appendix D to Exhibit T3E.1)

Exhibit T3E.1	Notice of Company Meetings and Management Information Circular, dated May 18, 2017

Exhibit T3F	Cross-reference sheet (Included in Exhibit T3C.1)

Exhibit 25.1	Statement of eligibility on Form T-1 of The Bank of New York Mellon, as Trustee with respect to the Form of Indenture for Mood Media Corporation as issuer and listed as Exhibit T3C.1 above

Exhibit 25.2	[Reserved]

**  Previously filed.